EXHIBIT 21.1

SUBSIDIARIES OF VERIDIAN CORPORATION

SUBSIDIARY	JURISDICTION

Veridian Engineering, Inc.	Ohio

Veridian Systems Incorporated	Delaware

Veridian Systems Division, Inc.	Michigan

MRJ Group, Inc.	Delaware

Veridian Information Solutions, Inc.*	California

Veridian IT Services, Inc.	Virginia

*	Indirect subsidiary; Subsidiary of MRJ Group, Inc.